Exhibit 1

Media Relations	Investor Relations
Paula Andrea Escobar	Jesús Ortiz
+57 (1) 603-9079	+57 (1) 603-9051
paulaandrea.escobar@cemex.com	jesus.ortizd@cemex.com

CEMEX LATAM HOLDINGS REPORTS

SECOND QUARTER 2016 RESULTS

•	Controlling interest net income during the second quarter of 2016 increased by 43% reaching US$55 million compared to the second quarter of 2015

•	Expansion in consolidated EBITDA margin driven by our operations in Panama, Nicaragua and Guatemala

BOGOTÁ, COLOMBIA. JULY 27, 2016 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$672 million in the first six months of 2016. Consolidated net sales decreased 10% during the second quarter and during the first half of 2016 on a year-over-year basis. This decline is mainly explained by foreign-exchange fluctuations and lower sales from our operations in Panama and Costa Rica. Adjusting for foreign-exchange fluctuations, consolidated net sales in the first half of the year increased by 1%. During the second quarter, also on an adjusted basis, consolidated net sales declined by 1% on a year-over-year basis.

Operating EBITDA, adjusted for foreign-exchange fluctuations, increased by 7% during the first half of 2016, and by 8% in the second quarter compared to the same periods in 2015.

During the first six months of 2016, our consolidated cement volumes remained flat, while our ready-mix and aggregates volumes declined by 11% and 16%, respectively, compared to 2015.

Carlos Jacks, CEO of CLH, said, “Our higher cement volumes and prices in Colombia, as well as the EBITDA margin expansion we achieved during the first and second quarters this year helped us compensate almost in full the negative effect in our EBITDA of the sharp appreciation of the US dollar against the Colombian peso.”

CLH’s Financial and Operational Highlights

•	Adjusting for the effect of foreign-exchange fluctuations, net sales and EBITDA in Colombia increased by 8% and 5%, respectively, during the second quarter on a year-over-year basis.

•	During the first six months of the year, cement volumes in Colombia increased by 5%, while ready-mix and aggregates volumes decreased by 9% and 16%, respectively, compared with the same period a year ago.

•	In Panama, during the second quarter EBITDA and EBITDA Margin increased by 35% and 10.1pp, respectively, compared to the first quarter of 2016.

•	During the second quarter we achieved new historic records in Nicaragua and Guatemala in respect to EBITDA margin and cement volumes.

•	During the second quarter our average working capital investment was negative for the first time in CLH history

•	Free cash flow after total capital expenditures reached US$50 million during the first six months of 2016. Strategic capital expenditures were US$45 million in the quarter are mainly related to our capacity expansion project in Colombia.

Carlos Jacks added, “For the first time in CLH’s history, our management team has been able to obtain a negative average working capital figure, resulting in a recovery of close to 100 million dollars in working capital investment since the beginning of 2015 and contributing in a significant manner to CLH’s Free Cash Flow.”

Consolidated Corporate Results

During the second quarter of 2016, controlling interest net income reached US$55 million increasing 43% compared to the same period of 2015.

Net debt was reduced during the second quarter of 2016 to US$984 million

Geographical Markets Second Quarter 2016 Highlights

Operating EBITDA in Colombia decreased by 11% to US$61 million versus US$68 million in the second quarter of 2015, with a decline of 8% in net sales reaching US$182 million.

In Panama, operating EBITDA increased by 2% to US$33 million during the quarter, while EBITDA margin grew 8.1pp on a year-over-year basis. Net sales reached US$67 million in the second quarter of 2016, a decrease of 15% compared with the same period in 2015.

In Costa Rica, operating EBITDA reached US$18 million during the quarter, decreasing by 10% compared to the same period a year ago. Net sales declined by 8% to US$43 million, compared with the second quarter of 2015.

In the Rest of CLH operating EBITDA increased by 26% to US$25 million during the quarter, while EBITDA margin grew 9.1pp on a year-over-year basis. Net sales reached US$71 million in the second quarter of 2016, a decrease of 7% compared with the same period in 2015.

CLH is a regional leader in the building solutions industry that provides high-quality products and reliable services to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CLH’s mission is to create sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers in the markets where we operate.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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